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Danske Bank

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2005 FEB 10 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05005849

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

10 February 2005

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To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	40

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Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Announcement of the Financial Results 2004 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

PROCESSED
FEB 18 2005
THOMSON FINANCIAL

2/17

Danske Bank

To the Editor

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel.: +45 33 69 82 24

February 10, 2005

Danske Bank reports a net profit of DKr10,558m for 2004

Danske Bank has today announced its financial results for 2004. The announcement of financial results and the annual report can be viewed at www.danskebank.com/reports. Highlights are shown below:

- Danske Bank Group realised an increase in net profit of 14%. The net profit for 2004 was DKr10,558m, against DKr9,286m for 2003.
- Earnings per share rose 21%.
- Group core earnings rose 21% to DKr12,682m, against DKr10,467m the year before. Provisions for bad and doubtful debts amounted to a net positive entry of DKr18m, against a charge of DKr1,662m in 2003. The positive trend was attributable to the favourable economic conditions.
- Core income stood at DKr27,257m, against DKr26,949m the year before.
- Costs fell 2%, and the cost/core income ratio improved to 53.5% from 55.0% in 2003.
- Earnings from investment portfolios totalled DKr1,883m, against DKr2,569m the year before.
- The Board of Directors is proposing that the annual general meeting approve a dividend of DKr7.85 per share. The dividend per share distributed in 2003 was DKr6.55.
- In the spring of 2005, the employee shares pool of DKr110m will be allotted to the employees in the form of Danske Bank shares. The shares are allotted free of charge.

- The approval by the relevant authorities of the purchase of Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland is expected by the end of the first quarter of 2005.
- With effect from the accounting year beginning on January 1, 2005, Danske Bank Group will prepare its financial reports in accordance with the International Financial Reporting Standards (IFRS). The pre-tax profit for 2005 is expected to be at a level similar to that of 2004 presented in accordance with the IFRS.

Commenting on the results, Danske Bank's chief executive, Peter Straarup, said, "2004 was a good year for Danske Bank Group. The year showed a high level of activity and progress in nearly all business areas. Banking operations in Denmark, Norway and Sweden recorded substantial growth in lending, particularly in the retail segment. With the organisational adjustments at the end of the year and our acquisition of the two banks in Northern Ireland and the Republic of Ireland, we have a very solid platform for future growth."

Danske Bank

Steen Reeslev

Contacts:

Thursday, February 10, from 2pm:
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47
Martin Gottlob, Head of Investor Relations, tel. +45 33 44 27 92

The Annual Report for 2004 will be presented at a press conference at 2pm. It is possible to listen to the presentation at www.danskebank.com, where the presentation material will be published.

Danske Bank

Announcement of financial results 2004

Stock Exchange Announcement No. 2/2005
February 10, 2005

Danske Bank

This announcement of financial results is a translation of the original announcement in the Danish language (Årsregnskabsmeddelelse 2004). *In case of discrepancies, the Danish announcement prevails.*

Danske Bank

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE YEAR (DKr m)	2004	2003	2002	2001	2000
Net interest income from banking activities, etc.	15,226	15,593	15,859	16,754	15,529
Fee and commission income, net	6,151	5,910	5,842	5,926	5,981
Trading income	3,061	3,315	2,968	3,411	2,973
Other core income	1,631	1,127	1,278	1,171	1,122
Core insurance earnings	1,188	1,004	1,118	1,045	788
Total core income	27,257	26,949	27,065	28,307	26,393
Operating expenses and depreciation	14,593	14,820	15,489	16,275	16,148
Core earnings before provisions	12,664	12,129	11,576	12,032	10,245
Provisions for bad and doubtful debts	-18	1,662	1,420	1,752	1,100
Core earnings	12,682	10,467	10,156	10,280	9,145
Profit on sale of subsidiaries	-	-	-	240	83
Earnings from investment portfolios	1,883	2,569	1,008	870	2,461
Merger costs	-	-	-	-	2,721
Adjustment of accounting policies and estimates	-	-	-	-	265
Profit before tax	14,565	13,036	11,164	11,390	8,703
Tax	4,007	3,750	2,922	2,677	2,399
Net profit for the year	10,558	9,286	8,242	8,713	6,304
Portion attributable to minority interests	-	-	-	-	57

BALANCE SHEET AT DECEMBER 31 (DKr bn)	2004	2003	2002	2001	2000
Bank loans and advances	458	397	402	411	407
Repo loans	145	126	77	65	37
Mortgage loans	517	498	469	448	420
Bonds and shares, etc.	516	494	433	356	259
Due to credit institutions and central banks	353	300	320	241	213
Deposits	468	435	411	383	362
Repo deposits	52	49	17	17	5
Issued bonds	840	765	700	673	583
Subordinated debt	34	34	31	32	30
Shareholders' equity	61	60	60	57	51
Total assets	2,078	1,826	1,752	1,539	1,363

RATIOS AND KEY FIGURES	2004	2003	2002	2001	2000
Net profit for the year per share, DKr	16.1	13.3	11.5	11.9	8.2
Net profit for the year as % of average shareholders' equity	17.4	15.2	14.0	16.0	11.5
Core earnings as % of average shareholders' equity	20.9	17.1	17.2	18.9	16.8
Cost/core income ratio, %	53.5	55.0	57.2	57.5	61.2
Solvency ratio, %	10.2	11.0	10.5	10.3	9.6
Core (tier 1) capital ratio, %	7.7	7.7	7.6	7.3	6.8
Dividend per share, DKr	7.85	6.55	4.75	4.75	4.40
Share price at December 31, DKr	167.5	138.8	117.4	135.1	141.8
Book value per share, DKr	95.3	89.9	84.8	78.0	70.5
Number of full-time-equivalent staff at December 31:					
Danske Bank and consolidated subsidiaries	15,382	16,114	16,969	17,564	18,930
Non-consolidated subsidiaries (insurance companies)	853	821	848	957	976

Review

- Net profit for 2004 of DKr10,558m, against DKr9,286m in 2003
- Core earnings increased by 21%
- Cost/core income ratio improved to 53.5% from 55.0%
- Growth in bank lending of 15%
- Net positive entry of provisions for bad and doubtful debts
- Decline in earnings from trading and investment portfolios
- Acquisition of banks in the Republic of Ireland and Northern Ireland
- Allotment of employee shares
- Applying the new, IFRS-based accounting rules to the accounts for 2004 and 2005, the pre-tax profit for 2005 is expected to be at a level similar to that of 2004

Financial results

Danske Bank Group realised a net profit of DKr10,558m for 2004, against DKr9,286m for 2003. The pre-tax profit was DKr14,565m, compared with DKr13,036m the year before. Earnings per share increased 21%.

The Group's core earnings, which totalled DKr12,682m, were slightly higher than the estimate in the stock exchange announcement of December 14, 2004. Core earnings in the fourth quarter were DKr3,764m, against DKr2,327m in the fourth quarter of 2003.

Core income

Core income rose 1% in 2004 to DKr27,257m.

Net interest income fell by 2% to DKr15,226m as lower money market rates in the Nordic markets put downward pressure on the deposit margin and the return on capital. The estimated total effect of the fall in interest rates is a reduction in earnings of DKr400m. However, growth in lending compensated for the narrowing of the lending margin that, in addition to falling interest rates, was caused by changes in the product mix and increasing competition.

Fee and commission earnings rose 4% in comparison with 2003. Increasing fee income from activities outside Denmark compensated for the fall in fee income from mortgage lending.

As expected, trading income could not match the high level recorded in 2003 and fell by 8%.

The increase in other core income of DKr504m was owing primarily to profits on the sale of property.

Core insurance earnings rose 18%, mainly because of an improved cost result and rising business volume.

Expenses

The Group's operating expenses and depreciation declined 2% from the level recorded in 2003, primarily as a result of staff reductions completed in 2003 and falling severance expenses. The cost/core income ratio improved to 53.5% from 55.0% in 2003. The costs include restructuring expenses of DKr350m set aside in the fourth quarter of 2004 for the reduction of wholesale banking activities in the UK and the US.

Provisions for bad and doubtful debts
Provisions for bad and doubtful debts amounted to a net positive entry of DKr18m, against a charge of DKr1,662m in 2003. The positive trend is attributable to the favourable economic conditions, which occasioned only modest new provisions and allowed the Group to reverse provisions previously made. In the fourth quarter of 2004, a net amount of DKr423m was recognised as income under provisions for bad and doubtful debts.

Core earnings
As stated above, core earnings totalled DKr12,682m, which was 21% higher than the level recorded in 2003.

Earnings from investment portfolios
Earnings from investment portfolios totalled DKr1,883m, against DKr2,569m in 2003. The investment portfolios of the banking business generated earnings of DKr1,293m.

Earnings from the investment portfolios of Danica Pension totalled DKr590m, against DKr1,076m in 2003. The earnings reflect the fact that the Group was able to book a risk allowance from previous years of DKr445m. In 2003, the Group booked a risk allowance from previous years of DKr954m.

Tax
The Group's tax charge for 2004, including tax on loan loss reserves, is calculated to be DKr4,007m, corresponding to a tax rate of 28%.

Return on equity
The return on equity rose from 15.2% in 2003 to 17.4%.

Capital base and solvency

Share capital
Share capital totalled DKr6,722,657,520 at the end of 2004 after the cancellation of the 39,410,097 shares bought back in 2003.

In 2004, Danske Bank repurchased shares of a total market value of DKr5.0bn, comprising 33,961,476 shares at an average price of 147.23. This reduced the number of shares outstanding from 672,265,752 at the end of 2003 to 638,304,276 at the end of 2004. At the next general meeting, the Group will propose that the shares bought back in 2004 be cancelled.

DANSKE BANK SHARES	2004	2003
Average number of shares outstanding during the year	656,352,965	696,374,857
Number of shares outstanding at year-end	638,304,276	672,265,752
Number of issued shares at year-end	672,265,752	711,675,849

Shareholders' equity
Shareholders' equity was DKr61bn at the end of the year. The change in equity since the end of 2003 reflects, besides the net profit for the year less dividends and adjustment of accounting policies (see Accounting policies), the buyback of shares.

The Board of Directors is proposing that the annual general meeting approve a dividend of DKr7.85 per share, corresponding to a total dividend payment of DKr5,277m. The dividend equals 50% of the net profit for the year.

Solvency

The solvency ratio at the end of 2004 stood at 10.2%, of which 7.7 percentage points derive from the Group's core (tier 1) capital, including hybrid core capital. The share buyback in 2004 in itself reduced the core (tier 1) capital ratio by 0.6 of a percentage point.

CAPITAL AND SOLVENCY (DKr m)	Dec. 31, 2004	Dec. 31, 2003
Core capital, including hybrid core capital, less statutory deductions	62,519	58,698
Supplementary capital, less statutory deductions	20,221	25,351
Total capital base, less statutory deductions	82,740	84,050
Total risk-weighted items	808,329	766,985
Solvency ratio, %	10.2	11.0
Core (tier 1) capital ratio, %	7.7	7.7
Core (tier 1) capital ratio, excluding hybrid core capital, %	7.2	7.7

Balance sheet

The total assets of the consolidated Group were DKr2,078bn at the end of 2004, against DKr1,826bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr208bn, against DKr188bn at the end of 2003.

Lending

At the end of 2004, total loans and advances extended by the Bank totalled DKr458bn, reflecting a DKr61bn, or 15%, increase since the end of 2003. Domestic loans and advances grew DKr33bn, or 17%. Sales of bank-based property financing products accounted for most of this increase. The financing needs of Danish businesses remained modest, and the corporate sector therefore accounted for only DKr5bn of the total increase in domestic lending.

Foreign loans and advances grew DKr28bn since the end of 2003. The increase was owing to increases in lending to retail and corporate customers in the Group's units in Norway and Sweden of DKr17bn and DKr11bn, respectively.

Repo loans grew DKr19bn in 2004 to DKr145bn. The growth was attributable to an increase in the business volume with selected global financial institutions.

Mortgage lending rose DKr19bn, or 4% on the level recorded at the end of 2003, to DKr517bn.

Securities

Holdings of bonds and equities amounted to DKr516bn, against DKr494bn at the end of 2003. The increase of DKr22bn was due to the rise in holdings of own mortgage bonds after bonds were issued in December 2004 to refinance mortgage loans at the beginning of 2005.

Deposits

Deposits, excluding repo deposits, totalled DKr468bn, against DKr435bn at the end of 2003. The increase of DKr33bn was the result of a DKr30bn increase in deposits made by customers in Denmark and a DKr3bn increase in deposits made by customers abroad. Deposits made by retail customers and corporate customers contributed equally to the increase in domestic deposits. Deposits made by retail customers accounted for most of the increase in total deposits made by customers abroad.

Acquisition of banks in Ireland and Northern Ireland

In December 2004, Danske Bank signed an agreement with National Australia Bank to purchase Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland, including the banks' activities on the Isle of Man.

Danske Bank will pay £967m, or DKr10.4bn, in cash for the two banks. The purchase is subject to the approval of the relevant authorities. These approvals are expected by the end of the first quarter of 2005, which is therefore the expected time of consolidation.

Incentive programmes

The Group's incentive programmes consist of a share options programme, a conditional share programme and an employee share programme.

The total number of share options and rights to purchase conditional shares allotted for 2004 will be announced at the release of Danske Bank's first-quarter report for 2005.

In 2004, DKr82m was allocated to an employee shares pool. With the results achieved in 2004, the pool totalled DKr110m at the end of the year. In the spring of 2005, the pool will be allotted to the employees in the form of employee shares free of charge. The shares must be held in custody for a period of seven years and will thereafter be at the disposal of the employees. In future, the Group will, on the basis of developments over several years and at its discretion, consider offering additional employee shares.

Accounting policies

This announcement of financial results has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities and the executive order on banks' annual accounts issued by the Danish Financial Supervisory Authority. The Group has not changed its accounting policies from those followed in the announcement of financial results for 2003 except in the instances indicated below.

With effect from January 1, 2004, software developed by the Group is capitalised as an intangible asset and amortised over its expected useful life, with a maximum of three years. Previously, development costs were charged fully to the profit and loss account in the year of development. The effect of this change is an increase in the profit before tax for 2004 of DKr269m and DKr188m after tax.

Fee income from services provided on an ongoing basis is accrued over the term of such services. Previously, such types of fee income were booked as income on receipt. Shareholders' equity as at January 1, 2004, was DKr198m lower because of this change. The effect of this change is an increase in the profit before tax for 2004 of DKr24m and DKr17m after tax.

Comparative figures have not been restated.

Transition to IFRS in 2005

With effect from the accounting year beginning on January 1, 2005, the Danske Bank Group will present its accounts in accordance with the International Financial Reporting Standards (IFRS) that were approved by the EU Commission with effect from January 1, 2005. Consequently, the valuation of certain assets and liabilities and the presentation of the profit and loss account and the balance sheet will change.

The main changes are described below. For a more detailed review, please consult the Annual Report for 2004 or the IFRS White paper at www.danskebank.com/ir under the menu item IFRS.

The opening balance sheet at January 1, 2004, the balance sheet at December 31, 2004, and the profit and loss account for 2004 will be presented in accordance with IFRS 1, "First-time adoption of IFRS".

The Group has decided to restate all accounting figures for 2004 in accordance with the IFRS accounting policies.

The transition to IFRS will entail a net increase of DKr2,618m in the Group's shareholders' equity at January 1, 2004, due mainly to a reversal of provisions for bad and doubtful debts. If the 2004 Annual Report had been presented according to the IFRS accounting policies, the Group's net profit would have been DKr1,241m lower. The reduction is attributable in particular to a lower level of reversals of prior-year provisions. Presented according to the 2004 accounting policies, the 2004 annual accounts included a reversal at a level that exceeded the level of current losses.

In addition, one-off gains of DKr234m on sales of investment properties will be reversed. According to IFRS practice, these properties will be revalued at market value at January 1, 2004. Elimination of own shares will also reduce the net profit for the year by DKr387m.

The table below illustrates the effects of the Group's transition to IFRS.

EFFECT ON SHAREHOLDERS' EQUITY AND NET PROFIT (DKr m)	Shareholders' equity at January 1, 2004	Net profit for 2004	Shareholders' equity, at December 31, 2004
2004 practice	60,451	10,558	60,806
Transition to IFRS, beg. of 2004 (fees)	-198		-
Dividends	4,403	-	5,010
Adjustment of 2004 practice	64,656	10,558	65,816
Write-downs of loans and advances	5,451	-797	4,654
Origination fees	-415	-34	-449
Staff commitments	-398	3	-395
Pension commitments	-213	-90	-303
Elimination of own shares	-1,241	-387	-1,762
Investment properties	470	-234	248
Other	519	9	527
Tax effect	-1,555	289	-1,341
Total change	2,618	-1,241	1,179
IFRS practice	67,274	9,317	66,995

Overall, the transition to IFRS will have the following effects:

EFFECT ON FINANCIAL RATIOS (DKr m)	2004 practice	IFRS practice
Net profit for 2004	10,558	9,317
Shareholders' equity at December 31, 2004	60,806	66,995
Total assets at December 31, 2004	2,078,497	2,051,993
Net profit for the year per share, DKr	16.1	14.4
Net profit for the year as % of average shareholders' equity	17.4	13.9
Cost/income ratio	53.5	52.7
Solvency ratio	10.2	10.6

The implementation of IFRS will entail a number of changes in the presentation of the profit and loss account. Core earnings and earnings from investment portfolios will no longer be presented. Earnings from investment portfolios will be included in "Net trading income" with the following exceptions:

The risk allowances from insurance activities, which were included in earnings from investment portfolios under the 2004 accounting policies, will be carried under "Net income from insurance business", which will show total earnings from insurance business after deduction of funding costs.

Costs that were associated with earnings from investment portfolios will be recognised under "Operating expenses".

DANSKE BANK GROUP - FINANCIAL HIGHLIGHTS OF THE PROFIT AND LOSS ACCOUNT (DKr m)	2004 practice	IFRS practice; 2004
Net interest income	15,226	15,376
Net fee income	6,151	6,119
Net trading income	3,061	4,015
Other income	1,631	2,046
Net income from insurance business	1,188	1,631
Total income	27,257	29,187
Operating expenses	14,593	15,393
Credit loss expenses	-18	759
Earnings from investment portfolios	1,883	-
Profit before tax	14,565	13,035
Tax	4,007	3,718
Net profit for the year	10,558	9,317
Portion attributable to minority interests	-	28

Outlook for 2005

The Group's expectations for 2005 are based on the result for 2004 calculated in accordance with the new, IFRS-based accounting rules.

In 2005, Europe is likely to see moderate economic growth and generally low interest and inflation rates.

Interest and fee income from banking activities and mortgage finance is expected to rise. The increase in income from property financing in the Nordic units, among other activities, is likely to offset the decline in income from UK and US wholesale banking activities. The newly acquired banks in the Republic of Ireland and Northern Ireland will also add to the income of the Group from the expected time of consolidation at the end of the first quarter of 2005.

The accounts for 2004 were influenced by one-off revenue from sales of unlisted shares. As earnings from the Group's investment portfolios will form part of trading income, it is unlikely that trading income will match the level recorded in 2004. Moreover, income will depend greatly on the trends in the financial markets, including the level of securities prices at the end of the year.

Insurance earnings are expected to decline, since increased business volume and improved cost and risk results cannot fully compensate for the booking in 2004 of the risk allowance from previous years.

On the whole, the Group expects total income to increase, still depending on the trend in prices in the financial markets.

Also in 2005, the Group will continue to focus on tight cost containment. Savings as a result of the outsourcing of decentralised IT activities in 2004 and the decrease in severance payments are expected to offset the general increase in costs and the expenses related to the continued expansion of activities in Norway and Sweden.

The acquisition of the banks in the Republic of Ireland and Northern Ireland will increase costs from the time of consolidation. The acquisition will also entail integration costs and related costs of some DKr1.5bn, of which a good one-third will be expensed in 2005.

Consequently, the Group expects its total costs and its cost/core income ratio to increase.

The Group considers the quality of its loan portfolio satisfactory, and the provisioning ratio is therefore expected to remain relatively low.

The pre-tax profit for 2005 is expected to be at a level similar to that of 2004, despite the increase in activity, since the result for 2004 includes considerable one-off revenue. Moreover, the result will, as in previous years, depend on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge to remain at a level similar to the current corporation tax rate.

Business areas

CORE EARNINGS (DKr m)	2004	2003	Index 04/03	Share 2004
- Banking Activities, Danske Bank	3,607	2,954	122	28
- Banking Activities, BG Bank	1,509	1,208	125	12
- Banking Activities, Norway	545	374	146	4
- Banking Activities, Sweden	796	561	142	6
- Other Banking Activities	1,458	1,297	112	12
Total Banking Activities	7,915	6,394	124	62
Mortgage Finance	2,276	2,109	108	18
Danske Markets	1,014	1,202	84	8
Danske Capital	364	283	129	3
Danica Pension	1,188	1,004	118	10
Other areas	-75	-525	-	-1
Total Group	12,682	10,467	121	100

In November 2004, Danske Bank announced that it would implement organisational adjustments to take effect on January 1, 2005. The purpose was to focus on the expansion of retail banking activities outside Denmark, to downsize non-Danish wholesale banking operations and to gather administrative and support functions across borders. In addition, credit activities were decentralised, and nine regions were established under Banking Activities, Danske Bank, to strengthen the Bank's local profile.

No organisational changes were made to BG Bank's branch network. BG Bank continues to focus on retail customers and selected areas within corporate banking.

As a result of the reduction in international wholesale banking activities, the Group started to dispose of activities in London and will close its branch in New York in the course of 2005. Continuing activities in London Branch will be integrated in Danske Markets.

The Group's banking operations in Finland, Poland, Germany and Luxembourg will continue unchanged for the time being.

This announcement of financial results shows the results for the business areas according to the organisational structure in effect in 2004.

The Group's total core earnings rose by 21% over the level in 2003. All business areas, with the exception of Danske Markets, contributed to this increase in core earnings. The Group's banking activities benefited from low provisions for bad and doubtful debts.

Core earnings from Other areas benefited from a gain of nearly DKr740m from sales of property, against a gain of just under DKr160m in 2003. The fall in severance expenses was offset by a decline in the return on capital.

Banking Activities, Danske Bank

Banking Activities, Danske Bank, encompasses the banking activities of the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. The Bank's finance centres serve large corporate and private banking customers. Corporate and private banking customers with highly complex banking needs are served by the Bank's department for large corporates and its private banking department. Banking Activities, Danske Bank, has 291 branches, 9 finance centres and just over 4,200 employees.

BANKING ACTIVITIES, DANSKE BANK (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	5,615	5,670	1,453	1,430	1,373	1,359	1,414
Fee income	2,804	2,693	739	642	690	733	630
Other income	622	566	156	132	182	152	126
Core income	9,041	8,929	2,348	2,204	2,245	2,244	2,170
Operating expenses and depreciation	5,197	5,156	1,341	1,275	1,355	1,226	1,329
Core earnings before provisions	3,844	3,773	1,007	929	890	1,018	841
Provisions for bad and doubtful debts	237	819	-47	-76	138	222	203
Core earnings	3,607	2,954	1,054	1,005	752	796	638
Loans and advances, end of period	164,137	139,674	164,137	151,488	151,929	144,973	139,674
Deposits, end of period	189,050	178,553	189,050	185,089	185,040	179,150	178,553
Risk-weighted items (avg.)	161,466	147,319	168,268	165,948	161,964	149,560	148,766
Allocated capital (avg.)	10,495	9,576	10,937	10,787	10,528	9,721	9,670
Core earnings as % p.a. of allocated capital	34.4	30.8	38.5	37.3	28.6	32.8	26.4
Cost/core income ratio, %	57.5	57.7	57.1	57.8	60.4	54.6	61.2

- Core earnings rose 22%
- Downward trend in provisions for bad and doubtful debts
- Increase of 45% in loans and advances to retail customers

Core earnings from Banking Activities, Danske Bank, stood at DKr3,607m, an increase of 22% over earnings of DKr2,954m in 2003. The increase was due primarily to the low level of loss provisions.

Core income benefited from healthy growth in retail lending that more than compensated for the narrowing of lending margins in both the retail and corporate segments. Even so, net interest income declined slightly due to a decrease of 0.25 of a percentage point in short-term money market rates in comparison with 2003. This led to a fall in the return on allocated capital and reduced earnings on the surplus deposits.

Fee income benefited from satisfactory sales of customer packages, including sales of packages to businesses. The positive trend on the equity markets at the beginning and the end of the year raised trading volume and hence earnings. Bond trading was subdued, owing in part to expectations of an increase in interest rates.

Expenses were kept almost unchanged on the strength of tight cost control in the branch network and in the central resource areas.

Provisions for bad and doubtful debts amounted to DKr237m, against DKr819m in 2003.

Total loans rose by 18% over the level at the end of 2003. Loans to retail customers rose by 45%, owing mainly to satisfactory sales of the property financing product *Danske Prioritet*.

Although loan demand from businesses was generally subdued, loans to corporate customers rose by 5% from the end of 2003.

Sales of customer packages rose, and the portfolio stood at 358,000 at the end of the year. Customer packages, which are marketed at favourable prices, consist of services and products targeted to meet the needs of individual customer segments. Sales of *Danske Erhverv* customer packages were satisfactory.

The inflow of retail customers showed a positive trend in 2004, in particular in targeted segments. Business with corporate customers improved in both the *Lokal Erhverv* and *Lokal Erhverv Plus* segments.

The number of retail and business customers using Danske Bank's online banking solutions also rose.

Danske Bank carried out one branch merger in 2004. In addition, the Lyngby Finance Centre was merged with the Greater Copenhagen Finance Centre. At the end of the year, Danske Bank had 9 finance centres and 291 branches. Of these branches, 36 are non-cash branches.

Banking Activities, BG Bank

Banking Activities, BG Bank, encompasses the banking activities of the BG Bank division in Denmark. BG Bank serves all types of retail customers and most types of corporate customers through its branch network. In addition, BG Bank serves a number of agricultural customers at special agricultural centres. Banking Activities, BG Bank, has 173 branches and just over 1,800 employees.

BANKING ACTIVITIES, BG BANK (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	2,612	2,571	657	656	658	641	631
Fee income	1,181	1,194	299	272	296	314	303
Other income	151	135	47	36	36	32	32
Core income	3,944	3,900	1,003	964	990	987	966
Operating expenses and depreciation	2,466	2,517	644	593	641	588	658
Core earnings before provisions	1,478	1,383	359	371	349	399	308
Provisions for bad and doubtful debts	-31	175	-20	-8	20	-23	84
Core earnings	1,509	1,208	379	379	329	422	224
Loans and advances, end of period	55,505	47,543	55,505	51,232	50,889	48,138	47,543
Deposits, end of period	68,207	62,577	68,207	64,359	64,297	62,258	62,577
Risk-weighted items (avg.)	54,142	50,336	55,816	55,786	53,056	51,874	50,749
Allocated capital (avg.)	3,519	3,272	3,628	3,626	3,449	3,372	3,299
Core earnings as % p.a. of allocated capital	42.9	36.9	41.8	41.8	38.2	50.1	27.2
Cost/core income ratio, %	62.5	64.5	64.2	61.5	64.7	59.6	68.1

- Core earnings rose 25%
- Downward trend in provisions for bad and doubtful debts
- Increase of 26% in loans and advances to retail customers

BG Bank's core earnings rose 25% on the 2003 level and stood at DKr1,509m.

Net interest income rose 2% in 2004 despite a fall in lending margins in both the retail and corporate segments. Growth in lending compensated for lower short-term money market rates, which put pressure on the deposit margin and reduced the return on capital.

Fee income remained largely at the level recorded in 2003. Increasing self-service by customers reduced fee income, but the fall was offset by a rise in earnings from customers' equity trading.

Expenses were 2% lower than in 2003 owing to staff reductions in 2003.

Provisions for bad and doubtful debts amounted to a net positive entry of DKr31m, which was booked as income in the profit and loss account.

Total loans rose by 17% in 2004. Retail loans rose by 26%, owing mainly to satisfactory sales of the property financing product *Bolig Plus*. Loans to corporate customers rose by 8% from the beginning of the year.

The number of BG Plus customer packages reached a total of 233,000 at the end of the year. At the beginning of 2004, BG Bank launched a new customer package, *BG Erhverv*, targeted at small business customers with whom BG Bank has a limited business volume. Sales of the package, which contains a wide range of bank products and services at a fixed price, were satisfactory.

Having suffered a net outflow of customers for several years, BG Bank saw a change in this trend in 2003. The positive trend continued in 2004. As in previous years, the Bank also saw a rise in the number of retail and corporate customers using its online banking services.

BG Bank's agricultural centres continued to develop favourably. In October, BG Bank opened Agricultural Centre North-East in Randers, and in January 2005 the two agricultural centres on Funen merged.

No branch mergers were made at BG Bank in 2004. The number of branches was unchanged at 173. Three branches were converted into non-cash branches, bringing the total number of non-cash branches to 21.

Banking Activities, Norway

Banking Activities, Norway, encompasses the banking activities of Fokus Bank in Norway. Banking Activities, Norway, has 69 branches and about 1,000 employees.

BANKING ACTIVITIES, NORWAY (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	1,138	1,270	305	287	282	264	289
Fee income	269	257	81	67	63	58	68
Other income	62	66	19	18	11	14	11
Core income	1,469	1,593	405	372	356	336	368
Operating expenses and depreciation	1,021	1,083	263	248	255	255	284
Core earnings before provisions	448	510	142	124	101	81	84
Provisions for bad and doubtful debts	-97	136	-86	-15	-9	13	19
Core earnings	545	374	228	139	110	68	65
Core earnings in local currency	605	425	249	153	125	78	82
Loans and advances, end of period	64,447	52,632	64,447	61,157	56,452	54,415	52,632
Deposits, end of period	31,398	28,424	31,398	29,610	28,706	27,961	28,424
Risk-weighted items (avg.)	48,585	47,389	53,827	48,843	46,936	44,674	45,334
Allocated capital (avg.)	3,158	3,080	3,499	3,175	3,051	2,904	2,947
Core earnings as % p.a. of allocated capital	17.3	12.1	26.1	17.5	14.4	9.4	8.8
Cost/core income ratio, %	69.5	68.0	64.9	66.7	71.6	75.9	77.2

- Core earnings rose 42% in local currency as a result of reversals of loan loss provisions
- Lending increased 20% in local currency

Core earnings from banking activities in Norway amounted to DKr545m, against DKr374m in 2003. When the effect of changes in exchange rates is eliminated, this corresponds to an increase of DKr180m, or 42%. In local currency, core income fell by 6% and expenses by 2%.

Lower provisions for pension commitments more than offset the increase in expenses for branch expansion and severance payments. In the fourth quarter of 2004, Fokus Bank took steps to enhance efficiency. These steps include staff reductions mainly in back-office functions.

Lending to retail and business customers increased by 24% and 15%, respectively, from the levels recorded at the end of 2003 and totalled NKr71bn. Throughout the year, the growth in lending outperformed market growth. Net interest income was lower than the year before owing in particular to a large fall in the Norwegian money market rate and increased competition that resulted in lower margins on both the retail and the corporate segments.

Fee income rose by 8% in local currency as a result of higher income from payment services. Other income benefited from the increase in the number of customers, but lower interest and foreign exchange earnings partially offset this gain.

Provisions for bad and doubtful debts amounted to a net positive entry of DKr97m, against a charge of DKr136m in 2003. The favourable trend was due to the good quality of the lending portfolio.

On the strength of the growth of the lending portfolio, Fokus Bank's market share rose to 5%. The market share of deposits was unchanged at 4%.

In 2004, Fokus Bank opened 9 new branches and closed 3 branches, bringing the total number of branches to 69 at the end of the year.

The continued expansion of the branch network and focus on activities in Oslo, Bergen and Trondheim attracted new customers and boosted activities related to savings products.

The inflow of corporate customers was also positive. By dedicating substantial resources to servicing large corporates, Fokus Bank was, at the end of 2004, the principal banker of over 10% of the large Norwegian corporates. This positive trend took place in all the targeted segments.

Banking Activities, Sweden

Banking Activities, Sweden, encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden. Banking Activities, Sweden, has 47 branches and about 1,000 employees.

BANKING ACTIVITIES, SWEDEN (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	1,385	1,340	366	345	340	334	368
Fee income	437	320	124	102	111	100	88
Other income	56	74	13	16	15	12	18
Core income	1,878	1,734	503	463	466	446	474
Operating expenses and depreciation	1,162	1,062	322	274	279	287	293
Core earnings before provisions	716	672	181	189	187	159	181
Provisions for bad and doubtful debts	-80	111	-59	-9	-15	3	32
Core earnings	796	561	240	198	202	156	149
Core earnings in local currency	963	684	284	239	246	194	187
Loans and advances, end of period	90,813	75,262	90,813	86,677	82,617	77,408	75,262
Deposits, end of period	30,629	26,131	30,629	28,664	28,622	26,377	26,131
Risk-weighted items (avg.)	68,910	62,173	73,122	70,382	67,565	64,508	62,380
Allocated capital (avg.)	4,479	4,041	4,753	4,575	4,392	4,193	4,055
Core earnings as % p.a. of allocated capital	17.8	13.9	20.2	17.3	18.4	14.9	14.7
Cost/core income ratio, %	61.9	61.2	64.0	59.2	59.9	64.3	61.8

- Core earnings rose 41% in local currency primarily as a result of reversals of loan loss provisions
- Lending increased 20% in local currency

Core earnings from banking activities in Sweden amounted to DKr796m, against DKr561m in 2003. Core income grew by 8% in local currency and expenses by 9%.

Sound growth in lending offset the effect of lower money market rates. Net interest income, measured in local currency, rose by 3% on the level in 2003.

Fee income advanced substantially on the strength of increasing equity trading by customers, growing business volume and the launch of a new retail customer programme that gives customers access to a larger number of sophisticated banking products.

The rise in expenses reflects the increase in headcount, the establishment of a new Swedish head office and an expansion of the branch network from 44 to 47 in the course of 2004.

Provisions for bad and doubtful debts fell from a charge of DKr111m in 2003 to a net positive entry of DKr80m in 2004.

Lending totalled SKr110bn, reflecting a 26% increase in lending to retail customers and a 16% increase in lending to corporate customers on the levels recorded at the end of 2003. Growth was attributable to an inflow of new customers through the branch network and to healthy sales of property financing solutions. The launch in May 2004 of a very competitive and flexible property financing product, *Duoflex*, reinforced the positive trend.

Banking Activities, Sweden's market share of lending stood at 9%. Its share of total lending (including property financing) was 4%. Its share of deposits remained at 4%.

In 2005, the Swedish organisation will be divided into four regions, each with its own finance centre. The plan is to continue to expand the branch network in Sweden.

Other Banking Activities

Other Banking Activities comprises the Danish banking activities of Nordania and HandelsFinans and banking activities carried out in the UK, the US, Luxembourg, Germany, Poland and Finland.

OTHER BANKING ACTIVITIES (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	1,918	1,934	481	495	482	460	488
Fee income	666	579	192	162	164	148	176
Other income	54	149	7	-15	27	35	22
Core income	2,638	2,662	680	642	673	643	686
Operating expenses and depreciation	1,234	968	586	220	223	205	281
Core earnings before provisions	1,404	1,694	94	422	450	438	405
Provisions for bad and doubtful debts	-54	397	-215	61	-4	104	43
Core earnings	1,458	1,297	309	361	454	334	362
Loans and advances, end of period	89,880	86,812	89,880	95,447	92,630	89,223	86,812
Deposits, end of period	56,502	61,373	56,502	64,091	73,237	59,374	61,373
Risk-weighted items (avg.)	115,269	120,181	113,397	120,915	116,228	110,496	114,001
Allocated capital (avg.)	7,492	7,812	7,371	7,859	7,555	7,182	7,410
Core earnings as % p.a. of allocated capital	19.5	16.6	16.8	18.4	24.0	18.6	19.5
Cost/core income ratio, %	46.8	36.4	86.2	34.3	33.1	31.9	41.0

CORE EARNINGS (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Banking Activities, UK	835	387	327	188	215	105	198
Banking Activities, USA	206	196	130	-20	49	47	-56
Nordania	287	270	80	73	57	87	54
HandelsFinans	77	79	23	19	21	14	15
Other	393	365	99	101	112	81	151
Restructuring costs	350	-	350	-	-	-	-
Other Banking Activities	1,458	1,297	309	361	454	334	362

Core earnings from other banking activities amounted to DKr1,458m, against DKr1,297m in 2003.

Of the total expenses of DKr1,234m, DKr350m is attributable to restructuring costs incurred as a result of the decision to close the branch in New York and reduce activities in London.

Core earnings from banking activities in the UK amounted to DKr835m, against DKr387m in 2003, due to one-off income from sales of activities and reversals of provisions for bad and doubtful debts.

For the banking activities in the US, reversals of provisions for bad and doubtful debts increased core earnings from DKr196m in 2003 to DKr206m in 2004.

In December 2004, lending by banking activities in the UK was reduced by DKr5bn. In addition, a risk participation agreement in respect of the remaining portfolio of corporate loans extended in the UK was entered into with a large UK bank. As a result, the Bank's risk-weighted items fell by DKr20bn in 2004. The actual transfer of the portfolio will take place in the course of 2005.

Banking activities in the US are expected to be discontinued at the end of the third quarter of 2005.

The growth in earnings from other areas came primarily from positive developments in Luxembourg, Germany and Poland. Expenses at the Bank's subsidiary in Luxembourg were lower than in 2003, when the IT systems were converted to Danske Bank's IT platform.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home".

MORTGAGE FINANCE (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income	3,079	3,226	788	784	756	751	788
Fee income	113	186	39	7	34	33	47
Other income	311	128	81	83	80	67	61
Core income	3,503	3,540	908	874	870	851	896
Operating expenses and depreciation	1,220	1,407	313	283	310	314	370
Core earnings before provisions	2,283	2,133	595	591	560	537	526
Provisions for bad and doubtful debts	7	24	4	0	1	2	19
Core earnings	2,276	2,109	591	591	559	535	507
Loans, end of period	517,097	498,037	517,097	509,531	507,780	503,133	498,037
Risk-weighted items (avg.)	251,958	241,963	255,133	252,043	251,612	249,008	247,771
Allocated capital (avg.)	16,377	15,728	16,584	16,383	16,355	16,186	16,105
Core earnings as % p.a. of allocated capital	13.9	13.4	14.3	14.4	13.7	13.2	12.6
Cost/core income ratio, %	34.8	39.7	34.5	32.4	35.6	36.9	41.3

- Core earnings rose 8%
- Core income fell as a result of falling interest rates and declining refinancing activity
- Provisions for bad and doubtful debts remained low
- Growth in lending of 4%

In 2004, Mortgage Finance generated core earnings of DKr2,276m, against DKr2,109m in 2003.

Core income amounted to DKr3,503m in 2004, against DKr3,540m the year before. It included higher income from administration margins as a result of a growing loan portfolio, but this increase could not compensate for a general decline in refinancing activity in 2004. In addition, lower short-term money market rates led to lower returns on allocated capital and liquid funds. The launch of Realkredit Danmark's new product FlexGaranti® in the fourth quarter of 2004 had a positive effect on income.

Operating expenses and depreciation were 13% lower than in 2003, mainly because of lower expenses for the development of IT systems.

Core earnings returned 13.9% on allocated capital in 2004, against 13.4% the year before. The return on capital is satisfactory in view of the rather limited risk associated with the mortgage loan portfolio.

Gross lending in the Danish mortgage credit market was DKr437bn in 2004, against DKr512bn in 2003. The generally lower activity in the mortgage credit market was owing to a substantial drop in loan refinancing. A large part of the activity in 2004 was attributable to interest-only loans, which have been very popular since their introduction towards the end of 2003.

At the end of 2004, interest-only loans accounted for 21% of Realkredit Danmark's portfolio of loans to the private market, against 7% at the beginning of the year.

With the introduction of its new product FlexGaranti® in the fourth quarter of 2004, Realkredit Danmark was the first mortgage credit institution in Denmark to offer loans with a floating rate and a built-in interest rate cap throughout the term of the loan. If the rate exceeds a fixed level currently set at 6%, FlexGaranti® changes automatically into a fixed-rate, callable bond loan.

From the introduction of FlexGaranti® in November 2004 to the end of the year, Realkredit Danmark disbursed loans of a total value of DKr12bn. Customers with mortgage loans financed by callable 6% or 7% bonds took a particular interest in the new product.

Realkredit Danmark's gross lending totalled DKr141bn in 2004, against DKr168bn in 2003.

The loan portfolio grew to DKr517bn at the end of 2004 from DKr498bn at the beginning of the year. The private market accounted for 50% of volume growth and 61% of the total volume at the end of the year.

The market share of gross lending was 32.0% in 2004, against 32.3% in 2003. The market share of the loan portfolio fell from 34.9% in 2003 to 34.2% at the end of 2004. The slight decline should be seen in light of the bank-based property loans offered by Danske Bank and BG Bank. Against this background, the present market share must be considered satisfactory.

FlexLån® accounted for 60% of Realkredit Danmark's gross lending in 2004, against 52% the year before. One reason for this rise was that many interest-only loans are raised as FlexLån®. At the end of 2004, FlexLån® constituted 49% of the loan portfolio, against 40% at the beginning of the year.

The annual auction of bonds to refinance FlexLån® held in December 2004 generated a very satisfactory oversubscription rate.

Property prices in the Danish housing market continued to increase in 2004 at a growth rate that was even higher than the year before. Similarly, property sales were significantly higher in 2004 than in 2003. At the end of the year, the Group's real-estate agency business, "home", had 186 offices, against 175 at the beginning of the year.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. These activities include foreign exchange, equity and fixed-income trading, management of the Group's short-term liquidity and trading services for the Group's retail banking units. Danske Markets serves the largest corporate and institutional clients, providing financial products, advisory services regarding acquisitions and assistance to customers in connection with their issue of equity and debt on the international financial markets.

DANSKE MARKETS (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Core income	2,355	2,604	623	556	486	690	620
Operating expenses and depreciation	1,341	1,402	370	299	290	382	310
Core earnings before provisions	1,014	1,202	253	257	196	308	310
Provisions for bad and doubtful debts	-	-	-	-	-	-	-
Core earnings	1,014	1,202	253	257	196	308	310
Loans, end of period	1,389	1,907	1,389	3,446	667	3,515	1,907
Risk-weighted items (avg.)	55,449	63,689	46,378	46,348	67,640	61,630	45,407
Allocated capital (avg.)	3,604	4,140	3,015	3,013	4,397	4,008	2,951
Core earnings as % p.a. of allocated capital	28.1	29.0	33.6	34.1	17.8	30.8	42.0
Cost/core income ratio, %	56.9	53.8	59.4	53.8	59.7	55.4	50.0

- Core earnings fell 16%
- As expected, core income could not match the high level recorded in 2003
- Income from equity trading and corporate finance activities continued to rise

Core earnings at Danske Markets amounted to DKr1,014m, against DKr1,202m in 2003.

Core income from sales of fixed-income and currency products fell from DKr2,338m to DKr1,991m, whereas core income from equity trading and corporate finance climbed from DKr266m to DKr364m. The decline in expenses of 4% was attributable to lower expenses for performance-based compensation, among other things.

The financial markets were relatively stable in 2004 after the dramatic changes in recent years, and they exhibited falling volatility.

Earnings benefited from Danske Markets' continued focus on offering Danish and international customers advisory services on a broad range of products tailored to meet their individual financial requirements. The continued development of e-trading facilities generated a significant increase in e-trading activities.

In 2004, Danske Markets reinforced its leading position in the three Nordic bond and money markets, particularly in the trading of Norwegian derivatives.

The Nordic markets saw a relatively stable trend in foreign exchange rates. Interest rates in the Nordic region tracked European rates, although yield spreads in Norway and Sweden narrowed as a result of the low inflation rates in both countries.

The foreign exchange markets saw much less dramatic fluctuations than in the years before, and this reduced business volume at times. The fourth quarter saw a turnaround, when the significant depreciation of the dollar boosted the volume. Throughout 2004, activities related to the hedging of interest rate risk were modest due to the rather quiet fixed-income markets.

In spite of the difficult market conditions, Danske Markets succeeded in maintaining its shares of the foreign exchange markets in Denmark and Sweden and even increased its share in the Norwegian market.

Activities in the equity markets picked up. The trading volume in the Nordic equity markets saw a healthy increase during the year. Equity trading at the Copenhagen Stock Exchange recorded an all-time-high when the trading volume passed the full-year level for 2000 as early as in October. Danske Equities continued its positive development and maintained its position as the leading equity trader in Denmark, with a market share of around 20%. Trading volume with customers continued to increase, and international customers in particular were very active.

In 2004, the Bank's Corporate Finance department advised customers on a large number of mergers, acquisitions and capital market transactions. The department reinforced its strong market position in Denmark and continued the positive developments in Norway and Sweden.

Danske Capital

Danske Capital manages the funds of retail customers and institutional clients and the funds of Danica Pension. Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Core income	690	685	178	162	171	179	178
Operating expenses and depreciation	326	402	90	79	82	75	117
Core earnings	364	283	88	83	89	104	61
Risk-weighted items (avg.)	313	1,379	86	65	58	1,048	1,628
Cost/core income ratio, %	47.2	58.7	50.6	48.8	48.0	41.9	65.7
Assets under management (DKr bn)	398	370	398	386	382	383	370

- Core earnings rose 29%
- Expenses were reduced
- Increase in sales to institutional clients

Core earnings at Danske Capital amounted to DKr364m, against DKr283m in 2003. The increase was due primarily to lower expenses. Expenses fell by 19%, mainly as a result of the restructuring completed in 2003.

Total assets under management rose DKr28bn, or 8%, to DKr398bn at the end of 2004. DKr17bn of the total increase is attributable to the net inflow of business from new and existing customers, while the remainder stems from developments in the equity and bond markets. The allocation to equities of total assets under management stood at 18%, against 19% in 2003.

Net inflows from institutional investors in Denmark and from Danske Capital's non-Danish units accounted for most of the increase.

Sales of Danske Invest and BG Invest unit trust certificates were slightly lower than in 2003. Danske Capital's market share of unit trust business targeting retail customers was 38% of total assets at the end 2004, against 41% a year earlier.

Investment returns varied in 2004. The returns on bond portfolios slightly underperformed benchmark returns. Moreover, returns on global and European equity portfolios remained unsatisfactory, although measures taken had a positive effect on investment returns in the fourth quarter. Returns on Nordic equities, particularly Norwegian and Finnish stocks, and eastern European equities were satisfactory, outperforming benchmark returns. Tactical asset allocation continued to create value, and Danske Hedge Mortgage Arbitrage Fund produced a return which met its target.

Total assets under management by the Danske Bank Group, including the management of custody accounts and other investments at Banking Activities, stood at DKr577bn at the end of 2004.

Danica Pension

The Forsikringsselskabet Danica Group encompasses all Danica's activities in the life insurance and pensions market. Marketed under the name of Danica Pension, the unit targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance brokers and advisers.

DANICA PENSION (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income on allocated assets	297	310	77	77	72	71	97
Risk allowance	930	900	250	265	161	254	211
Unit-linked and health care business, etc.	152	-22	43	70	5	34	-72
Core insurance income	1,379	1,188	370	412	238	359	236
Funding cost, net	-191	-184	-48	-51	-47	-45	-57
Core insurance earnings	1,188	1,004	322	361	191	314	179
Technical provisions	190,376	172,645	190,376	183,671	176,604	177,324	172,645
Allocated capital	7,523	6,910	7,523	7,375	7,093	7,081	6,910
Core earnings as % p.a. of allocated capital	15.8	14.5	17.1	19.6	10.8	17.7	10.4

- Core earnings rose 18%
- Gross premiums of DKr14.7bn, against DKr14.8bn in 2003
- Unsatisfactory result of health and accident insurance
- Return on investments of customer funds of 10.3%, against 6.4% the year before

Core earnings from the Group's insurance activities amounted to DKr1,188m, against DKr1,004m in 2003. The risk allowance for 2004 was 0.59% of average provisions, largely the same as the risk allowance for 2003. The cost result improved, and increasing business volume in the unit-linked segment added to the income of the company. Health and accident business, however, continued to show a loss.

The total profit before tax of the Danica Group was DKr1,965m, against DKr2,263m in 2003.

As a result of the return on investments, the risk allowance of DKr930m for 2004 and postponed risk allowance of DKr445m for previous years were booked as income. The amount of DKr445m is recognised in Danske Bank's earnings from investment portfolios. The remaining postponed risk allowance from previous years now totals DKr430m.

Gross premiums, including premiums for unit-linked products, amounted to DKr14.7bn, against DKr14.8bn the year before. The increase in regular premiums of 13% was satisfactory, reflecting primarily an increase in sales of company pension schemes. Income from single premiums was 25% lower than in 2003, which included an extraordinarily large amount of single premiums on the acquisition of a few large company schemes.

Gross premiums for unit-linked products amounted to DKr2.6bn, against DKr2.2bn the year before. The growth of some 60% in regular premiums was satisfactory, as unit-linked products form part of an increasing number of company pension schemes.

In Sweden, gross premiums amounted to DKr0.7bn, against DKr0.4bn the year before.

In July 2004, the Danica Group expanded its activities in Norway by purchasing the insurance and pension companies Nordenfjeldske Personforsikring AS and Gjensidige NOR Fondsforsikring AS. The profit before tax on Norwegian operations amounted to DKr19m. Total gross premiums of the two Norwegian companies stood at DKr0.1bn. The Norwegian operations, including the branch in Oslo, were combined in Trondheim in the autumn.

On May 15, 2004, Danica Pension introduced new and more favourable transfer rules. Customers who wish to transfer their pension schemes to other pension providers must pay only DKr1,000 plus possibly a fee to compensate for developments in interest rate levels.

The Group's operating expenses relating to insurance amounted to DKr1,317m, largely unchanged from the level recorded in 2003. The expense ratio of Danica Pension declined from 8.0% in 2003 to 7.9% in 2004.

Health and accident insurance recorded a loss in 2004 due to a need to strengthen provisions in response to a rise in the number of new claims and reopenings of old ones. This trend was unsatisfactory, and Danica Pension has taken steps to improve the profitability of its health and accident business.

Danica Pension posted a return on investments of customer funds of 10.3%, against 6.4% in 2003. The return on bonds, including derivatives, totalled 10.3%. The return on equities was 12.9%, and the return on real property was 8.9%. At the end of 2004, investment of customer funds consisted of bonds (81%), equities (11%) and real property (8%). Given the market conditions and the chosen risk profile, the return was satisfactory. Customers with unit-linked policies and a medium risk profile obtained a return of 8.7%. The return on the assets earmarked for the shareholders' equity was 3.7%.

The collective bonus potential amounted to DKr7.7bn at the end of 2004, corresponding to a bonus rate of 5.2%. A 30% fall in equity prices would reduce the collective bonus potential by about DKr5.0bn. An increase in interest rates of 1.0 percentage point would reduce the collective bonus potential by around DKr2.0bn.

The shareholders' equity of the Danica Group amounted to DKr14.7bn, and total assets stood at DKr208bn.

Danica Pension maintained its AA- rating with Standard & Poor's.

Considering the return on investments in 2004 and the expectations for future returns, the rate of interest on policyholders' savings has been fixed at 4.5% for 2005. Danica Pension intends to apply this rate throughout 2005.

During the year, Danica made agreements with a number of pension providers to create a framework for exchanging information about pension savings. The purpose of this exchange is to enable customers to have an overview of their pension schemes. The company expects that the customers will gain access to the information in 2005 through the media they usually use, including the Danske Bank Group's online banking services.

Earnings from investment portfolios

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies providing the financial infrastructure in Denmark.

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Fixed-income and foreign currency positions	151	830	71	-35	-97	212	64
Shares							
Unlisted	913	443	578	71	220	46	102
Listed	362	364	79	77	-46	252	23
Expenses	133	144	26	29	18	60	19
Earnings from investment portfolios, banking business	1,293	1,493	700	84	59	450	170
Share of return on investments, Danica Pension	145	122	12	41	19	73	-14
Risk allowance, Danica Pension	445	954	445	0	0	0	954
Earnings from investment portfolios, Danica Pension	590	1,076	457	41	19	73	940
Total earnings from investment portfolios	1,883	2,569	1,157	125	78	523	1,110
Risk-weighted items, banking business (avg.)	25,408	25,357	20,879	21,973	29,809	29,059	25,523
Allocated capital, banking business (avg.)	1,652	1,648	1,357	1,428	1,938	1,889	1,659

- Low risk exposure to equities and fixed income positions
- Profit on sales of unlisted shares
- Booking of a risk allowance from the insurance business for previous years

The Group's total earnings from investment portfolios amounted to DKr1,883m in 2004, against DKr2,569m the year before.

Earnings from investment portfolios generated by the banking business amounted to DKr1,293m, against DKr1,493m in 2003.

Fixed-income and foreign currency positions generated earnings of DKr151m – a decline of DKr679m on 2003. The fall in earnings reflects a more cautious investment policy adopted in response to the uncertainty about global macroeconomic trends. The overall interest rate risk was generally lower than in 2003.

Equities generated a total return of DKr1,275m, against DKr807m in 2003. Listed shares produced a gain of DKr362m, against DKr364m the year before. Exposure to listed shares was smaller than in 2003.

Unlisted shares generated a return of DKr913m, against DKr443m the year before. The sale of financial infrastructure activities, the subsequent adjustment of the sale of PBS's international card activities, and the sale of the Group's share of DMdata added nearly DKr400m. Other earnings were attributable primarily to investments in Danish and international private equity funds. In 2004, the Group moderately increased its portfolio of unlisted securities.

Earnings from investment portfolios generated by the insurance business amounted to DKr590m, against DKr1,076m in 2003. The decline reflects primarily the booking of a risk allowance of DKr445m from the insurance business for previous years, against a risk allowance of DKr954m in 2003.

Highlights for Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income from banking activities, etc.	3,886	3,861	3,760	3,708	3,876
Fee and commission income, net	1,633	1,419	1,540	1,559	1,456
Trading income	825	735	645	856	815
Other core income	776	203	359	293	231
Core insurance earnings	322	361	191	314	179
Total core income	7,452	6,579	6,495	6,731	6,557
Operating expenses and depreciation	4,111	3,380	3,629	3,473	3,830
Core earnings before provisions	3,341	3,199	2,866	3,258	2,727
Provisions for bad and doubtful debts	-423	-47	131	321	400
Core earnings	3,764	3,246	2,735	2,937	2,327
Earnings from investment portfolios	1,157	125	78	523	1,110
Profit before tax	4,921	3,371	2,813	3,460	3,437
Tax	1,242	915	830	1,020	985
Net profit for the period	3,679	2,456	1,983	2,440	2,452
Portion attributable to minority interests	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	458	442	427	410	397
Repo loans	145	159	146	144	126
Mortgage loans	517	510	508	503	498
Bonds and shares, etc.	516	446	432	429	494
Due to credit institutions and central banks	353	393	332	364	300
Deposits	468	446	461	448	435
Repo deposits	52	58	49	50	49
Issued bonds	840	710	735	723	765
Subordinated debt	34	36	38	33	34
Shareholders' equity	61	63	62	62	60
Total assets	2,078	1,914	1,827	1,842	1,826

RATIOS AND KEY FIGURES					
Net profit for the period per share, DKr	5.7	3.8	3.0	3.6	3.6
Net profit for the period as % p.a. of average shareholders' equity	23.7	15.7	12.8	15.8	15.8
Core earnings as % p.a. of average shareholders' equity	24.3	20.7	17.6	19.2	14.9
Cost/core income ratio, %	55.2	51.4	55.9	51.6	58.4
Solvency ratio, excl. net profit for the period, % *	10.2	10.0	10.4	10.3	11.0
Core (tier 1) capital ratio, excl. net profit for the period, % *	7.7	7.4	7.6	7.1	7.7
Share price, end of period, DKr	167.5	157.7	144.8	137.9	138.8
Book value per share, DKr	95.3	98.1	95.0	92.9	89.9
Number of full-time-equivalent staff, end of period:					
Danske Bank and consolidated subsidiaries	15,382	15,811	15,737	15,847	16,114
Non-consolidated subsidiaries (insurance companies)	853	858	820	829	821

* Q4 2003 and Q4 2004 include net profit for the year

Profit and loss account for Danske Bank Group*

(DKr m)	2004	2003
Interest income	67,639	67,228
Interest expense	48,752	46,963
Net interest income	18,887	20,265
Dividends from shares	319	235
Fee and commission income	7,881	7,514
Fees and commissions paid	1,483	1,462
Net interest and fee income	25,604	26,552
Securities and foreign exchange income	-437	-713
Other operating income	1,785	1,237
Staff costs and administrative expenses	14,184	14,451
Amortisation, depreciation and write-downs	529	489
Other operating expenses	13	24
Provisions for bad and doubtful debts	-18	1,662
Income from associated and subsidiary undertakings	2,321	2,586
Profit before tax	14,565	13,036
Tax	4,007	3,750
Net profit for the year	10,558	9,286
Portion attributable to minority interests	-	-

* The accounting format of the Danish Financial Supervisory Authority

Danske Bank

Balance sheet for Danske Bank Group

(DKr m)	2004	2003
ASSETS		
Cash in hand and demand deposits with central banks	7,741	9,949
Due from credit institutions and deposits with central banks	230,440	166,117
Loans and advances	1,120,046	1,020,618
Bonds	501,227	481,883
Shares, etc.	13,027	11,580
Holdings in associated undertakings	1,350	1,423
Holdings in subsidiary undertakings	14,737	13,307
Intangible assets	351	64
Tangible assets	5,308	5,884
Own shares	1,396	986
Other assets	181,694	112,973
Prepayments	1,180	1,350
Total assets	2,078,497	1,826,134
LIABILITIES AND EQUITY		
Due to credit institutions and central banks	353,369	299,880
Deposits	520,040	483,884
Issued bonds	840,300	765,347
Other liabilities	268,072	181,313
Deferred income	890	595
Provisions for obligations	1,322	1,106
Subordinated debt	33,696	33,549
Minority interests	2	9
Shareholders' equity		
Share capital	6,723	7,117
Reserve for own shares	1,396	986
Revaluation reserve	25	37
Brought forward from prior years	47,116	47,428
Retained profit for the year	5,546	4,883
Total shareholders' equity	60,806	60,451
Total liabilities and equity	2,078,497	1,826,134
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	86,915	79,865
Other commitments	124,397	106,026
Total off-balance-sheet items	211,312	185,991

Profit and loss account for Danske Bank

(DKr m)	2004	2003
Interest income	37,676	33,948
Interest expense	24,737	19,716
Net interest income	12,939	14,232
Dividends from shares	283	218
Fee and commission income	7,068	6,691
Fees and commissions paid	1,172	1,214
Net interest and fee income	19,118	19,927
Securities and foreign exchange income	-252	-439
Other operating income	1,458	909
Staff costs and administrative expenses	11,503	11,420
Amortisation, depreciation and write-downs	452	439
Other operating expenses	13	10
Provisions for bad and doubtful debts	8	1,430
Income from associated and subsidiary undertakings	6,217	5,938
Profit before tax	14,565	13,036
Tax	4,007	3,750
Net profit for the year	10,558	9,286

PROPOSAL FOR ALLOCATION OF PROFITS		
Net profit for the year	10,558	9,286
Brought forward from prior years	-	-
Total amount to be allocated	10,558	9,286
Dividends	5,277	4,661
Transferred to equity method reserve	1,596	3,852
Transferred to equity	3,685	773
Total allocation	10,558	9,286

Balance sheet for Danske Bank

(DKr m)	2004	2003
ASSETS		
Cash in hand and demand deposits with central banks	7,077	9,407
Due from credit institutions and deposits with central banks	290,122	210,737
Loans and advances	505,971	442,428
Bonds	324,963	350,499
Shares, etc.	12,581	11,159
Holdings in associated undertakings	957	1,036
Holdings in subsidiary undertakings	50,971	47,623
Intangible assets	351	64
Tangible assets	4,158	4,616
Own shares	1,396	986
Other assets	176,280	107,650
Prepayments	1,075	1,301
Total assets	1,375,913	1,187,506
LIABILITIES AND EQUITY		
Due to credit institutions and central banks	371,236	318,215
Deposits	485,928	454,600
Issued bonds	176,895	157,401
Other liabilities	246,176	163,172
Deferred income	767	505
Provisions for obligations	509	208
Subordinated debt	33,686	32,953
Shareholders' equity		
Share capital	6,723	7,117
Equity method reserve	5,448	3,852
Reserve for own shares	1,396	986
Revaluation reserve	25	37
Brought forward from prior years	43,262	47,428
Retained profit for the year	3,952	1,031
Total shareholders' equity	60,806	60,451
Total liabilities and equity	1,375,913	1,187,506
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	224,924	179,846
Other commitments	116,975	98,450
Total off-balance-sheet items	341,899	278,296

Capital

CHANGES IN THE CAPITAL OF DANSKE BANK IN 2004 (DKr m)	Beginning of year	Capital reduction	Other additions	Other reductions	End of year
Share capital	7,117	-394	-	-	6,723
Equity method reserve	3,852	-	1,596	-	5,448
Reserve for own shares	986	-	410	-	1,396
Revaluation reserve	37	-	-	-12	25
Profit brought forward	48,459	394	3,559	-5,198	47,214
Total shareholders' equity	60,451	-	5,565	-5,210	60,806

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	2004	2003
Shareholders' equity at January 1	60,451	60,319
Adjustment of accounting policies	-198	250
Reduction of own shares	-5,000	-5,000
Reversal of revaluation reserve upon sale	-12	-1
Net profit for the year	10,558	9,286
Dividends	-5,277	-4,661
Dividends from own shares	267	258
Others	17	-
Shareholders' equity at December 31	60,806	60,451
Minority interests at January 1	9	9
Exchange rate adjustments	1	-
Acquisition of minority interests	-8	-
Minority interests at December 31	2	9

CAPITAL BASE AND SOLVENCY RATIO	DANSKE BANK GROUP December, 31,		DANSKE BANK December, 31,	
(DKr m)	2004	2003	2004	2003
Core capital	60,783	60,422	60,781	60,413
Hybrid core capital	4,101	-	4,101	-
Statutory deductions	2,365	1,723	1,913	1,101
Core capital, including hybrid core capital, less statutory deductions	62,519	58,699	62,969	59,312
Eligible subordinated debt and revaluation reserve	27,978	32,596	27,978	32,204
Statutory deduction for insurance subsidiaries	7,622	6,916	7,622	6,910
Other statutory deductions	135	329	135	329
Supplementary capital, less statutory deductions	20,221	25,351	20,221	24,965
Total capital base, less statutory deductions	82,740	84,050	83,190	84,277
Weighted items				
not included in trading portfolio	757,491	699,455	519,059	464,216
with market risk included in trading portfolio	50,838	67,530	49,474	70,042
Total weighted items	808,329	766,985	568,533	534,258
Core (tier 1) capital ratio, %	7.73	7.65	11.08	11.10
Solvency ratio, %	10.24	10.96	14.63	15.77
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margins of these companies are deducted from the Group's capital base before the calculation of the solvency ratio. The consequent reduction in the solvency ratio was 0.8 of a percentage point at the end of 2004 and 0.8 of a percentage point at the end of 2003.

Cash flow statement for Danske Bank Group

(DKr m)	2004	2003
Net profit for the year	10,558	9,286
Adjustment for non-cash items in the profit and loss account	680	-1,217
Net profit for the year adjusted for non-cash items in the profit and loss account	11,238	8,069
Increase/decrease in working capital		
Loans and advances and amounts due from credit institutions	-167,469	-51,195
Deposits and amounts due to credit institutions	89,645	36,252
Mortgage bonds and other bonds issued	74,953	65,603
Other working capital	-107,834	-40,407
Total	-110,705	10,253
Cash flow from operations	-99,467	18,322
Cash flow from investing activities		
Financial fixed assets	9	-
Intangible fixed assets	-338	-76
Tangible fixed assets	280	121
Total	-49	45
Cash flow from financing		
Buyback of own shares	-5,000	-5,000
Subordinated debt	-2,689	4,081
Dividends	-4,403	-3,380
Total	-12,092	-4,299
Cash and cash equivalents, beginning of year	508,482	494,414
Increase/decrease in cash and cash equivalents	-111,608	14,068
Cash and cash equivalents, end of year	396,874	508,482

Notes to the profit and loss account

Segments 2004

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total*
Net interest income	12,668	3,079	-	8	-	-529	15,226	1,309	2,352	18,887
Dividends from shares	188	-	-	-	-	3	191	135	-7	319
Fee and commission income	5,357	113	-	702	-	-21	6,151	-16	263	6,398
Net interest and fee income	18,213	3,192	-	710	-	-547	21,568	1,428	2,608	25,604
Trading income/Securities and foreign exchange income	596	183	2,355	-20	-	-53	3,061	-685	-2,813	-437
Other operating income	161	128	-	-	-	1,151	1,440	344	1	1,785
Expenses, depreciation and amortisation	11,080	1,220	1,341	326	-	626	14,593	133	-	14,726
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	-	1,188	-	1,188	929	204	2,321
Provisions for bad and doubtful debts	-25	7	-	-	-	-	-18	-	-	-18
Profit before tax	7,915	2,276	1,014	364	1,188	-75	12,682	1,883	-	14,565
Total assets (avg.)	549,663	533,240	698,446	3,414	-	14,633	1,799,396	135,895	-	1,935,291
Risk-weighted items (avg.)	448,372	251,958	55,449	313	-	4,439	760,531	25,408	-	785,939
Allocated capital (avg.)	29,144	16,377	3,604	20	7,523	289	56,957	1,652	-	58,609
Number of full-time-equivalent staff at December 31	8,936	804	545	204	853	4,854	16,196	39	-	16,235

Segments 2003

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total*
Net interest income	12,785	3,226	-	2	-	-420	15,593	920	3,752	20,265
Dividends from shares	154	-	-	1	-	-	155	75	5	235
Fee and commission income	5,043	186	-	718	-	-37	5,910	-24	166	6,052
Net interest and fee income	17,982	3,412	-	721	-	-457	21,658	971	3,923	26,552
Trading income/Securities and foreign exchange income	648	18	2,604	-37	-	82	3,315	88	-4,116	-713
Other operating income	188	110	-	1	-	673	972	265	-	1,237
Expenses, depreciation and amortisation	10,786	1,407	1,402	402	-	823	14,820	144	-	14,964
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	-	1,004	-	1,004	1,389	193	2,586
Provisions for bad and doubtful debts	1,638	24	-	-	-	-	1,662	-	-	1,662
Profit before tax	6,394	2,109	1,202	283	1,004	-525	10,467	2,569	-	13,036
Total assets (avg.)	502,572	519,491	846,107	1,361	-	18,373	1,687,904	82,175	-	1,770,079
Risk-weighted items (avg.)	427,398	241,963	63,689	1,379	-	9,659	744,088	25,357	-	769,445
Allocated capital (avg.)	27,781	15,728	4,140	90	6,910	627	55,276	1,648	-	56,924
Number of full-time-equivalent staff at December 31	8,920	1,002	533	201	821	5,423	16,900	35	-	16,935

* The accounting format of the Danish Financial Supervisory Authority.

Annual general meeting

The annual general meeting of Danske Bank will be held on Tuesday, March 15, 2005, at 2.00pm at the Bella Center in Copenhagen.

The Board of Directors is proposing that the annual general meeting approve a dividend of DKr7.85 per Danske Bank share for 2004, or a total of DKr5,277m. The dividend paid out in 2003 totalled DKr4,661m.

Financial calendar

Danske Bank has planned the announcement of financial reports for 2005 to take place on the following dates:

First-quarter Report:	May 3, 2005
Interim Report:	August 11, 2005
Nine-month Report:	November 1, 2005

The Annual Report for 2004 is available on Danske Bank's Web site at www.danskebank.com. The printed version will be available in mid-February.

Contacts

Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47
Martin Gottlob, Head of Investor Relations, tel. +45 33 44 27 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR-nr. 61 12 62 28

Relevant links

www.danskebank.dk
www.bgbank.dk
www.Fokus.no
www.Oeb.se
www.rd.dk
ww.danicapension.dk

****
***   RX REPORT   ***
****

RECEPTION OK

TX/RX NO	9745
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	02/10 06:50
USAGE T	25'25
PGS.	40
RESULT	OK